UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated May 7, 2012, announcing the Company's dividend and financial results for the first quarter of 2012.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 7, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers’ 1Q2012 Report. Dividend Maintained in 1Q2012. The Company Announces Dividend for the 59th Consecutive Quarter since the Autumn of 1997.

Hamilton, Bermuda, May 7, 2012

Nordic American Tankers Limited (“NAT” or “the Company”) today announced that it has declared a dividend of $0.30 per share for 1Q2012. Operating cashflow[1] (a non-GAAP measure) was $11.4m for 1Q2012 – a significant improvement over 4Q2011.  This means that more cash goes into the Company than out of the Company. The dividend of $0.30 per share matches the dividend paid in each of the past four quarters.

Over the last three quarters we have seen an improved tanker market.  The fourth quarter of 2011 was better than the third quarter of 2011, and the first quarter of 2012 was better than the fourth quarter of 2011.  At the time of this report the suezmax tanker market has softened.

The Company is in a strong financial position and should be differentiated from shipping companies with weak balance sheets. In the present environment, users of vessels more and more focus on financial solidity. It is also essential for major oil companies and for other of our customers to be assured that they have the best possible quality of technical operations.  This requires, in turn, that shipping companies are in a solid financial position.

Therefore, NAT’s strong financial position is a distinct competitive advantage.  In particular, NAT can afford to keep technical standards at the highest level even in a weak earnings market.

The Company will pay the dividend on or about June 1, 2012 to shareholders of record as of May 18, 2012. Starting in the fall of 1997, when NAT began its operations, the Company has paid a quarterly dividend for 59 consecutive quarters. Including the dividend payment in 2Q2012, the total dividend payments over this period amount to $43.34 per share.

The Company closed a stock offering January 24, 2012, which strengthened our capital base by $75.9 million. The Company’s previous offering was in January 2010.  Growth is a central element of our strategy.  It is essential that NAT grow accretively, which means that over time our transportation capacity – the number of vessels – increases more than our share count.

During the fourth quarter of 2010, our operating fleet stood at 15 vessels. During the first quarter of 2012, the Company had 20 trading vessels following the delivery to us of our second Samsung newbuilding in early November 2011. Our increased fleet has substantially bolstered our earnings and dividend capacity going forward.

[1] Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash administrative charges. For further information, please see reconciliation on page 9.

Key points to consider:

•	Earnings per share in 1Q2012 was -$0.18, compared with -$0.15 in 1Q2011 and -$0.37 in 4Q2011.

•
The Orion Pool has entered into a commercial framework agreement with a subsidiary of ExxonMobil Corporation. The establishment of the Orion Pool has resulted in important cost savings and a closer relationship with customers.

•	On January 24, 2012, the Company closed an offering of shares, strengthening its capital with $75.9 million.

•
Net voyage revenue per vessel per day achieved in the spot market in 1Q2012 was about $17,500, compared to $11,000 per vessel per day in 4Q2011. Certain ships were outside the Orion Pool most of 1Q2012. Now all our vessels are in the pool.

•	We continue to focus on cost efficiency - both in the administration and onboard our vessels.

•	The Company does not engage in any type of derivatives.

•	The conservative financial risk profile of NAT will continue.

•	Economic development in Asia remains strong while Europe is down and the growth in the US is still sluggish.

•	“Financial Vetting” has become an increasingly relevant dimension in the tanker industry, as focus is now also on the financial health of companies.

Financial Information

The Board has declared a dividend of $0.30 per share for 1Q2012 to shareholders of record as of May 18, 2012 which is the same as for the last three quarters of 2011.  As of the time of this report, the number of shares in NAT is 52,915,639. During 1Q2012 the average number of shares was 51,435,487.

Earnings per share in 1Q2012 were -$0.18 per share compared to -$0.37 per share in 4Q2011. The Company’s operating cash flow was $11.4m for 1Q2012, compared with $0.0m for 4Q2011.

Cash earnings per share were $0.22 in 1Q2012, $0.0 in 4Q2011, -$0.13 in 3Q2011, $0.15 in 2Q2011 and $0.22 in 1Q2011.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe vessel operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull suezmax tankers.  As we expand our fleet, we do not anticipate our administrative costs to rise at the same rate as our expansion. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a general guideline, we pay our dividend from cash on hand.  NAT has a cash break-even level of about $11,000 per day per vessel which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and other financial charges.

As a matter of policy, the Company continues to keep a strong balance sheet with little net debt and a strong focus on limiting the Company’s financial risk.

Annual average TCE* (USD/day)	Annual Dividend per share - 23 vessel fleet
$15 000	$0.62
$25 000	$2.16
$35 000	$3.71
$45 000	$5.25
* Time Charter Equivalent
Based on 355 revenue days, cash break-even
of $11,000/d, net debt of abt $7m per vessel

The Company is in a good position to take advantage of possible strong shipping markets, which will quickly translate into increased dividend payouts. The table indicates the annual dividend per share in different market scenarios, based on a fleet of 23 vessels, an increase of 3 vessels from the present 20 vessels fleet. It is for the board to decide the amount of dividend to be paid.

R.S. Platou Economic Research a.s. reports that during seven of the last 12 years, up to the end of 1Q2012, tanker rates have averaged about $40,000 per day per vessel or more. This is reflected in the graph shown later in this report. As a matter of policy the Company does not attempt to predict future spot rates.

The establishment of the Orion Pool has been successful and has resulted in a closer relationship with customers and a stronger position in the market place. Orion has recently concluded a commercial frame agreement with a subsidiary of ExxonMobil Corporation that focuses on transportation of crude oil in the Atlantic Basin but also in other places of the world. It is indeed positive to conclude an important agreement of this nature, securing better access to cargoes than otherwise would have been the case. The establishment of Orion has produced administrative cost savings and improved penetration of the market.

Prices for second hand tankers have softened. Should this trend continue, we will be in an excellent position to buy additional vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increase.

Our primary objective is to enhance total return[2] for our shareholders, including maximizing our quarterly dividend.

As of March 31, 2012, the Company has net debt of about $4.5m per vessel. In addition, the Company has in place a revolving credit facility of $500m, of which $250m has been drawn at this time. Cash on hand is about $111.0m.

The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  Work has commenced to have the term of the facility extended. We believe the Company is an attractive borrower in the eyes of the banks.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 1Q2012, 4Q2011 and 1Q2011, please see later in this release.

[2] Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock

The Fleet

The Company has a fleet of 20 vessels at the time of this report.  By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. Our vessels are employed in the spot market. The average age of our fleet is 10.6 years.  The vessels are in excellent technical conditions.

Vessel	Dwt
Nordic Harrier	151,475
Nordic Hawk	151,475
Nordic Hunter	151,400
Nordic Voyager	149,591
Nordic Fighter	153,328
Nordic Freedom	163,455
Nordic Discovery	153,328
Nordic Saturn	157,332
Nordic Jupiter	157,411
Nordic Cosmos	159,998
Nordic Moon	159,999
Nordic Apollo	159,999
Nordic Sprite	147,188
Nordic Grace	149,921
Nordic Mistral	164,236
Nordic Passat	164,274
Nordic Vega	163,000
Nordic Breeze	158,597
Nordic Aurora	147,262
Nordic Zenith	158,645
Total dwt	3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to us in October 2010 from its charterer, and went directly into drydock for repairs. The ship had been operated by the charterers since the autumn of 2004. The drydock period lasted until the end of April 2011. Thereafter, the vessel began trading in the spot tanker market. The vessel had not been technically operated according to sound maintenance practices by the charterer, and its condition on redelivery to us was far below the contractual obligations. Therefore, NAT has a claim against the charterer for drydocking and other costs that the charterer is obligated to cover under the bareboat charter. We have not been able to reach an agreement with Gulf Navigation and the matter is now in arbitration.

We continue to keep the highest technical quality of our fleet. Total off hire (out of service) for 1Q2012 was 82 days for our fleet of which 59 days were planned off hire.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US have not increased over the recent past. Unemployment is a worry in the US but there are positive signs. The European economies are struggling with special problems in the banking sector. Several countries are also burdened with debt. The economies of the Far East generally show continuing growth and are playing a key role in the development of the world economy. Chinese crude oil imports increased 6% in 2011 compared with 2010. At the current pace, annual crude imports into China will total a new record high in 2012. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. As a matter of policy the Company does not attempt to predict future spot rates.

In a low spot market, vessels may wait to get a cargo, while in a more robust market environment waiting days are minimized.

In a weak tanker market the speed of our vessels is much lower on the ballast voyages than in a stronger market. To save bunkers some vessels go as low as about 8 knots in ballast depending upon the technical features of the vessels. We have installed fuel saving equipment on our vessels.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the biggest imponderable.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board’s fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company’s business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger environment thereafter.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector and who value dividends to review our Company and its performance.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000
	Three Months Ended						Twelve Months Ended
CONDENSED STATEMENTS OF OPERATION	Mar. 31, 2012 (unaudited)		Dec. 31, 2011 (unaudited)		Mar. 31, 2011 (unaudited)		Dec. 31, 2011

Net Voyage Revenue	30 476		19 257		25 531		79 866

Vessel Operating Expenses	(16 094)		(15 392)		(12 504)		(54 859)
General and Administrative Expenses	(6 073	) *	(4 789	) *	(3 596	) *	(15 394	) **
Depreciation Expenses	(16 980)		(17 038)		(16 004)		(64 626)
Loss on Contract	0		0		0		(16 200	) ***
Operating Expenses	(39 147)		(37 219)		(32 104)		(151 079)
Net Operating Income (Loss)	(8 671)		(17 962)		(6 573)		(71 213)

Interest Income	88		1 175		1		1 176
Interest Expense	(942)		(827)		(398)		(2 130)
Equity income in Joint Venture	81		11		0		11
Gain on Marketable Securities	24		0		0		0
Other Financial Income (Expense)	30		(51)		(2)		(142	) ***
Total Other Expenses	(719)		308		(399)		(1 085)
Net Income (Loss)	(9 390)		(17 654)		(6 972)		(72 298)
Basic Earnings per Shares	(0.18)		(0.37)		(0.15)		(1.53)
Basic Weighted Average Number of Common Shares Outstanding	51 435 487		47 302 241		46 898 782		47 159 402
Common Shares Outstanding	52 915 639		47 303 394		46 898 782		47 303 394

*) The G&A for the three months ended March 31, 2012, Dec. 31, 2011 and March 31, 2011 include non-cash charges of $3.1m, $0.9m, and $1.1m respectively which are charges related to share based compensation and pension cost.
The G&A for the three months ended March 31, 2012, Dec. 31, 2011 and March 31, 2011 includes a one-time charge of $0.0m, $1.6m and $0.1m related to direct costs of the Nordic Galaxy.

**) The G&A for the twelve months ended Dec 31, 2011 include non-cash charges of $3.1m which are charges related to share based compensation and pension cost.
The G&A for the twelve months ended Dec. 31, 2011 includes a one-time charge of $2.4m related to direct costs of the Nordic Galaxy.

***) The Loss on Contract of Nordic Galaxy, of $16.2m was recognized as a subsequent event and $0.2m was recognized as other financial income, in our interim statement of operations for the nine months ended Sept. 30, 2011, on Form 6-K filed on January 18th, 2011 in connection with the follow-on offering.

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000
CONDENSED BALANCE SHEETS	Mar. 31, 2012 (unaudited)	Dec. 31, 2011

Cash and Cash Equivalents	110 910	24 006
Marketable Securities	572	583
Accounts Receivable, net	2 551	17 586
Accounts Receivable, net related party	16 142	1 571
Prepaid Expenses and Other Current Assets	12 798	39 354
Vessels, Net	1 011 126	1 022 793
Related Party receivables	37 013	18 941
Investment in Joint Venture	142	61
Other Non-current Assets	577	490
Total Assets	1 191 831	1 125 385

Accounts Payable	3 657	4 378
Accounts Payable, related party	1 499	926
Accrued liabilities	5 698	12 642
Long-term Debt	250 000	230 000
Deferred Compensation Liability	10 847	9 876
Shareholders' Equity	920 130	867 563
Total Liablilities and Shareholders' Equity	1 191 831	1 125 385

NORDIC AMERICAN TANKERS LIMITED
Amounts in USD '000
	Three Months Ended		Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Mar. 31, 2012 (unaudited)	Mar. 31, 2011 (unaudited)	Dec. 31, 2011

Net Cash Provided by (Used in) Operating Activities	(1 097)	5 520	(12 163)

Investment in Marketable Securities	0	0	(795)
Investment in Vessels	(579)	(1 337)	(91 536)
Proceeds from Marketable Securities	122	0	0
Investment in joint venture	0	0	(61)
Loan to Related Party	(250)	0	0
Repayment of Deposit and Loan, Nordic Galaxy	9 000	0	10 609
Net cash Used in Investing Activitites	8 293	(1 337)	(81 783)

Net Proceeds from Issuance of Common Stock	75 583	0	4
Proceeds from Use of Credit Facility	20 000	5 000	155 000
Dividends Paid	(15 875)	(11 724)	(54 273)
Net Cash Provided by (Used in) Financing Activities	79 708	(6 724)	100 731

Net Increase (Decrease) in Cash and Cash Equivalents	86 904	(2 541)	6 785
Cash and Cash Equivalents at Beginning of Period	24 006	17 221	17 221
Cash and Cash Equivalents at End of Period	110 910	14 680	24 006

NORDIC AMERICAN TANKERS LIMITED
Reconciliation of non-GAAP financial measures
Amounts in USD '000
	Three Months Ended			Twelve Months Ended
	Mar. 31, 2012 (unaudited)	Dec. 31, 2011 (unaudited)	Mar. 31, 2011 (unaudited)	Dec. 31, 2011 (unaudited)
Voyage Revenue	36 683	24 629	27 929	94 787
Voyage Expense	(6 207)	(5 372)	(2 398)	(14 921)
Net Voyage Revenue (3)	30 476	19 257	25 531	79 866

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2012 (unaudited)	Dec. 31, 2011 (unaudited)	Mar. 31, 2011 (unaudited)	Dec. 31, 2011 (unaudited)
Net Operating Income (Loss)	(8 671)	(17 962)	(6 573)	(71 213)
Depreciation Expense	16 980	17 038	16 004	64 626
Loss on Contract	0	0	0	16 200
Share Based Compensation and Pension Cost	3 132	891	1 146	3 129
Operating Cash Flow (4)	11 441	(33)	10 577	12 742

(3)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(4)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tankers Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tankers Limited
Tel:  +1 866 805 9504 or + 47 901 46 291